FOR IMMEDIATE RELEASE

Leading Brands, Inc. Named ‘2008 Processor of the Year’

Top industry publication celebrates accomplishments of Vancouver-based Healthy Beverage company

Vancouver, Canada – February 28, 2008 - Leading Brands, Inc. (Nasdaq: LBIX), North America's only fully integrated healthy beverage company, is pleased to announce that it has been named ‘2008 Processor of the Year’ by Food In Canada magazine.

Featured on the cover of the January/February 2008 issue in a five-page spread entitled ‘Leader of the Pack’, Leading Brands Chairman Ralph McRae discusses his company’s impressive success in gaining a competitive edge in the healthy beverage industry, its innovative premium beverage line-up and its plans to enhance awareness and availability of its brands throughout North America. In a separate article entitled ‘Chef Profile’, Leading Brands Director of Development, David Neely discusses the challenges and opportunities for R&D in the beverage sector and his passion for culinary creativity.

Leading Brands Chairman Ralph McRae says: "It is an honor to be recognized by a leading authority in our industry. We’ve certainly proved that twenty years of innovation, dedication and creating products that consumers can relate to has paid off. Our ability to take full advantage of opportunities across the rapidly changing beverage industry is what sets us apart for continued success and tremendous growth".

Food In Canada magazine, a monthly publication by Rogers Media Inc., is recognized as the voice of the food and beverage processing industry in Canada and is the industry authority on all aspects of food and beverage manufacturing. An online version of the article can be accessed at http://www.lbix.com/company/news/.

CONTACT:
Sarah Yu, Media Relations Manager
Leading Brands, Inc.
Tel: (604) 685-5200 x 273
Email: syu@LBIX.com

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, STOKED™ Energy Drinks, DIE HARD™ Sports Energy Drink, INFINITE Health® Water, and Caesar’s® Cocktails via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands. Find out more about Leading Brands at www.LBIX.com.

Safe Harbor

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Better Ingredients | Better Brands™

©2008 Leading Brands, Inc.

This news release is available at www.LBIX.com